Mail Stop 4628
                                                            September 10, 2018


Jeffrey Mallmes
Chief Executive Officer
Quantum Energy, Inc.
218 N. Jefferson Street, Suite 400
Chicago, IL 60661

       Re:     Quantum Energy, Inc.
               Amendment No. 1 to Registration Statement on Form S-1 Filed August 31, 2018
               File No. 333-225892

Dear Mr. Mallmes:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2018 letter.

Use of Proceeds

1. Please provide corrected entries for the 100% offering scenario. In that regard, we note that the amounts for the total expenditures listed and for the net remaining proceeds are inconsistent with the other figures you supplied in that column.

2. Please clarify how you plan to use the remaining net proceeds under the 100% offering scenario. It is unclear if you intend to devote the entire amount to the referenced
       "Predevelopment Work." Refer to Item 504 of Regulation S-K, and note also the requirement in Instruction 3 for a discussion of other sources and amounts of funds if needed.
 Jeffrey Mallmes
Quantum Energy, Inc.
September 10, 2018
Page 2

Description of Securities

3. Please reconcile inconsistent disclosures concerning the number of common shares you are authorized to issue, including the reference to 495,000,000 shares under Description of Securities, and your references to 295,000,000 shares in Note 11 to your annual financial statements and Note 7 to your interim financial statements. Please disclose any related changes that were made to your articles of incorporation subsequent to the dates of the financial statements. Please also file any amendments to the articles of incorporation intervening between the versions of such documents filed as Exhibits 3.1 and 3.3 to comply with Item 601(b)(3) of Regulation S-K.

Interim Consolidated Financial Statements

Management's Discussion and Analysis and Plan of Operation

Liquidity and Financial Condition

4. We note in response to prior comment 10 you clarify that your plan of operations does not include "to locate profitable mining properties" and we see that you have revised the disclosure in Note 2 to your financial statements accordingly. However, you also added disclosure in the third paragraph under the Cash Flow heading of MD&A that refers to mining properties and plans to form mining joint ventures. Please revise this discussion so that it is consistent with your actual plan of operations.

Closing Comments

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202)
551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                            Sincerely,

                                                            /s/ John Reynolds

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
Resources

cc:    Jerold N. Siegan